UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

(1) Kawasaki Seitetsu Kabushiki Kaisha; (2) Nippon Kokan Kabushiki Kaisha
(Names of Subject Companies)

(1) Kawasaki Steel Corporation; (2) NKK Corporation
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

(1) Kawasaki Steel Corporation; (2) NKK Corporation
(Names of Persons Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

(1) Kawasaki Steel Holdings (USA), Inc., 350 Park Avenue, 27th Floor, New York, NY 10022, U.S.A. (phone number: 212-310-9320)
(2) NKK U.S.A. Corporation, 450 Park Avenue, 25th Floor, New York, N.Y. 10022, U.S.A. (phone number: 212-826-6250)
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1	Press Release, dated December 21, 2002, Announcing the Establishment of Holding Company JFE Group*
2	Press Release, dated February 18, 2002, Regarding Details of New JFE Group**
3	Press Release, dated May 9, 2002, Regarding the Execution of the Agreement** for Consolidation of Kawasaki Steel and NKK
4	Notice, dated June 5, 2002, of Convocation of the 148th Ordinary General Meeting of Shareholders of NKK Corporation***
5	Notice, dated June 11, 2002, of Convocation of the 77th Ordinary General Meeting of Shareholders of Kawasaki Steel Corporation (excerpt)****
6	Notice, dated June 26, 2002, of Resolution of the 148th Ordinary General Meeting of Shareholders of NKK Corporation (excerpt)
7	Notice, dated June 26, 2002, of Resolution of the 77th Ordinary General Meeting of Shareholders of Kawasaki Steel Corporation (excerpt)

Item 2. *Informational Legends*

The required legends are included on the last page of the documents filed as Exhibits above.

---

* Previously furnished to the Commission as part of Form CB on December 21, 2002.

** Previously furnished to the Commission as part of Form CB (Amendment No. 1) on May 10, 2002.

*** Previously furnished to the Commission as part of form CB (Amendment No. 2) on June 5, 2002.

**** Previously furnished to the Commission as part of form CB (Amendment No. 3) on June 11, 2002

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Kawasaki Steel Corporation and NKK Corporation have previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on December 21, 2002.

PART IV — SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Kawasaki Steel Corporation

By: [signature]

Name: Kohei Wakabayashi
Title: Member of the Board and Executive Officer
Kawasaki Steel Corporation

Date: June 26, 2002

NKK Corporation

By: ______________________

Name: Kunioki Kubo
Title: Senior Vice President
NKK CORPORATION

Date: June 26, 2002

PART IV — SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Kawasaki Steel Corporation

By: ______________________

Name: Kohei Wakabayashi
Title: Member of the Board and Executive Officer
Kawasaki Steel Corporation

Date: June 26, 2002

NKK Corporation

By: ______________________

Name: Kunioki Kubo
Title: Senior Vice President
NKK CORPORATION

Date: June 26, 2002

EXHIBIT 6

6

(The following is our translation of the original Japanese documents, prepared solely in accordance with Japanese law, and is being offered here for information purposes only.)

Translation

June 26, 2002

To Our Shareholders:

Masayuki Hanmyo
Representative Director and President
NKK Corporation (Nippon Kokan Kabushiki Kaisha)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Notice of the resolution of the 148th Ordinary General Meeting of Shareholders (Excerpt)

Dear Shareholders:

We hereby inform you of the resolution of the 148th Ordinary General Meeting of Shareholders of NKK Corporation held today, as detailed below.

Matters to be reported:
Business report, balance sheet and statement of operations for the 148th term (from April 1, 2001 to March 31, 2002) : reported

Matters to be resolved:
Proposal 1. Approval of the proposed disposition of deficit for the 148th term: approved
Proposal 2. Proposed Amendments to the Articles of Incorporation: approved
Proposal 3. Partial Transfer of Business: approved
Proposal 4. Establishment of Full Parent Company by Stock for Stock Exchange: approved
Proposal 5. Election of three (3) Directors: approved
Proposal 6. Presentation of Retirement Compensation on Retiring Directors and a Corporate Auditor: approved

Proposal 4: Establishment of Full Parent Company by Stock for Stock Exchange
The proposal was approved in its original form.
It was resolved that NKK Corporation (hereinafter "NKK"), will establish a full parent company called JFE Holdings, Inc. by stock for stock exchange with Kawasaki Steel Corporation (hereinafter "Kawasaki Steel") and that NKK and Kawasaki Steel become a wholly-owned subsidiaries of JFE Holdings, Inc.

1. Reasons for stock for stock exchange

NKK and Kawasaki Steel have determined that business consolidation is the best option for developing their businesses and continuing to provide products and services that satisfy the ever more sophisticated needs of their customers in the recent business environment where the demand for products is changing on a global scale and the global procurement is expanding. The two companies have therefore agreed to create the JFE Group, which will fully consolidate their businesses and those of their group companies on an equal basis to build an "excellent company" for the twenty-first century, with core operations in steel and engineering.

The two companies have selected a holding company as the scheme for the consolidation because of its superiority in facilitating specialized operations, timely decision-making and clear evaluations of business performance. The JFE Group will capitalize on the strong sales bases, advanced technologies and highly efficient steelworks and manufacturing plants of the two companies to achieve the highest levels of competitiveness, and to create an innovative corporate culture. Responding and adapting to changing environments, it seeks thereby to satisfy the needs of customers on a global scale and winning higher valuations from shareholders and capital markets.

To achieve these objectives, the Company requests that the General Meeting of Shareholders approve the establishment of a full parent company called JFE Holdings, Inc. by stock for stock exchange with Kawasaki Steel pursuant to Article 364 of the Commercial Code, and that NKK become a wholly-owned subsidiary of JFE Holdings, Inc.

2. Description of stock for stock exchange

(1) Articles of Incorporation of the full parent company to be established

The content of the Articles of Incorporation of JFE Holdings, Inc. will be found in this document in the section entitled Articles of Incorporation of JFE Holdings, Inc. (pages 4 through 9).

(2) Type and number of shares to be issued by the full parent company to be established

The shares to be issued by JFE Holdings, Inc. at the time of the stock for stock exchange shall, in consideration of the scale of operations etc. of the JFE Group, be 574,733,051 shares of common stock.

Notwithstanding the provisions above, the number of shares to be issued at the time of the stock for stock exchange shall be recalculated in accordance with the provisions found in the Articles of Incorporation of JFE Holdings, Inc. Addenda Article 1 paragraph 3 (page 9), should convertible bonds issued by Kawasaki Steel be converted to common stock between May 1, 2002 and the day immediately prior to the day in which the stock for stock exchange takes place.

(3) Allocation of shares to the shareholders of the two companies

Shares in JFE Holdings, Inc. shall be allocated at the time of the stock for stock exchange to individual shareholders recorded in the final Register of Shareholders (including the Register of Beneficial Shareholders) of NKK and Kawasaki Steel on the day immediately prior to the day of the stock for stock exchange. Allocation shall be in the following ratios.

- NKK shareholders
  NKK shareholders shall receive 75 shares of common stock in JFE Holdings, Inc. per 1,000 shares of NKK common stock that they hold.

- Kawasaki Steel shareholders
  Kawasaki Steel shareholders shall receive 100 shares of JFE Holdings, Inc. common stock per 1,000 shares of Kawasaki Steel common stock that they hold.

(4) Capitalization and additional paid in capital of the full parent company to be established

1) Capitalization: ¥100.0 billion
2) Additional paid in capital: The remainder when the capitalization amount listed above is subtracted from the total existing net asset value for NKK and Kawasaki Steel on the day of stock for stock exchange.

(5) Date of stock for stock exchange (timing of stock for stock exchange)

The stock for stock exchange will take place on September 26, 2002. JFE Holdings, Inc. will be established and registered on September 27, 2002.

These dates may be changed as mutually agreeable to NKK and Kawasaki Steel in light of the progress of stock for stock exchange procedures.

(6) Directors of the full parent company to be established

The Directors of JFE Holdings, Inc will be Kanji Emoto, Yoichi Shimogaichi, Cho Ohtani, Tesuo Miyazaki, Fumio Sudo and Shigeharu Dote.

(7) Corporate Auditors of the full parent company to be established.

The Corporate Auditors of JFE Holdings, Inc. will be Shinji Sakuwa, Tatsuo Hayashi, Aritsugu Tashiro and Toshikuni Nishinohara.

Notes:

1. None of the corporate auditors who will be appointed at the time of the stock for stock exchange is a representative of another company, nor do they have any special conflicts of interest with regard to JFE Holdings, Inc., NKK or Kawasaki Steel.
2. Mr. Aritsugu Tashiro and Mr. Toshikuni Nishinohara are outside corporate auditors as defined in Article 18 paragraph 1 of the Law concerning Special Measures under the Commercial Code with Respect to Audits, etc. of Corporation.

(8) Remuneration of directors and corporate auditors of the full parent company to be established

The remuneration paid to directors and auditors of JFE Holdings, Inc. shall, in consideration of the total remuneration by the two companies and other conditions, be within ¥40 million per month total for directors and ¥15 million per month total for corporate auditors. At the time of the establishment, JFE Holdings, Inc. will have 6 directors and 4 corporate auditors.

(9) Selection of independent auditors for the full parent company to be established

Shin Nihon & Co. will be the independent auditor of JFE Holdings, Inc.

(10) Joint establishment

NKK and Kawasaki Steel will jointly establish JFE Holdings, Inc. as a full parent company.

ARTICLES OF INCORPORATION

JFE Holdings, Inc.

CHAPTER I
GENERAL PROVISIONS

(Company Name)

Article 1. The name of the Company shall be "JFE Holdings Kabushiki Kaisha".

② In English, it shall be referred to as "JFE Holdings, Inc."

(Purpose)

Article 2. The purpose of the Company shall be to control and manage the business activities of the companies, domestic and foreign, acquired through stock ownership and/or equity participation:

1. Manufacture and sales of iron and steel;
2. Manufacture and sales of ferroalloys, non-ferrous metals, and ceramics;
3. Mining, processing and sales of iron ore and other minerals;
4. Designing, manufacture, sales and repairs of various kinds of ships, vessels and construction vehicles;
5. Designing, manufacture, sales, and repairs of machines and equipment for industrial use including gas supply systems, steel products manufacturing plants, etc., and environmental hygienic service facilities such as waste disposal and/or water treatment systems, and all types of steel structures including bridges and steel skeletons, and provision of services as contractors thereof;
6. Planning, designing, and management of civil engineering and construction, and provision of services as contractors thereof.
7. Buying, selling, leasing, brokerage, and management of real estate, as well as planning, designing and management of urban development projects, and provisions of services as contractors thereof;
8. Production, processing and sales of raw materials for and chemical products such as tar, pitch, crude light oil, benzene, carbon products, synthetic resins, magnetic materials including iron oxide and ferrite, catalyst and chemical fertilizers;
9. Manufacture and sales of computers and their peripheral systems, components of electronic equipment;
10. Planning, development, sales, maintenance and management of information and communications systems, and participation in the communications industry;
11. Businesses pertaining to industrial and general waste treatments, and waste recycling;
12. Distribution of electric power;
13. Production and sales of gas;
14. Manufacture, sales and export/import of medical apparatuses, instruments and their accessories;
15. Management of facilities to be used for training, medical care, and sports, and management of parking lots, etc., and planning and administration of various special events, and provision of services as general travel agents;
16. Warehouse operations, security and guard services, and general leasing services;
17. Sales of technologies and know-how involved in any of the itemized activities listed above, research and development of technologies, and provision of services thereof;
18. All other business activities related to or incidental to any of the foregoing:

② The Company shall undertake loaning of money as its business.

③ The Company shall be able to do all other business activities related to or incidental to any of those listed in the foregoing paragraphs.

(Principal Office)
Article 3. The Company shall have its principal office located in Chiyoda-ku, Tokyo.

(Method of Public Notice)
Article 4. Public notices of the Company shall be made in the Nihon Keizai Shimbun (Daily Japan Economic News).

CHAPTER II
SHARES

(Total Number of Shares to be Issued)
Article 5. Total number of shares to be issued by the Company shall be 2,298 million; provided that, in a case where any shares have been retired, the total number of shares to be issued by the Corporation shall be reduced by the number of such retired shares.

(Number of Shares as a Unit, and Non-Issuance of Shares in Short of a Unit)
Article 6. One hundred shares of the Company shall constitute a Unit.
② The Company shall not issue a share certificate representing the shares in short of a Unit (hereinafter referred to as "shares in short of a unit").

(Record Date)
Article 7. The Corporation shall determine the shareholders entitled to exercise the rights of shareholders with respect to the ordinary general meeting of shareholders concerning the settlement of accounts for the last business term to be the shareholders with voting rights whose names are listed and/or recorded in the Register of Shareholders (including the Register of Beneficial Shareholders. The same definition shall apply to all subsequent provisions.) as of the close of business hours of March 31 of that business term.
② In addition to the foregoing, when necessary, the Corporation shall determine the shareholders or pledges, entitled to any rights thereof to be the shareholders or pledges whose names are listed and/or recorded in the Register of Shareholders as of the close of business hours of a specific date, upon giving advance public notice to that effect.

(Transfer Agent)
Article 8. The Company shall appoint a transfer agent to handle in its behalf matters relating to its shares.
② The Board of Directors shall designate by its resolution, the transfer agent and its business office.
③ The Company shall have its Register of Shareholders kept at the place of business of the transfer agent, and make the transfer agent solely responsible for handling matters pertaining to the shares, including changes of name of holder of shares of record, and buying shares in short of a Unit, and all other matters pertaining to the shares. The Company shall not handle any of these matters.

(Share-related Matters)
Article 9. The Board of Directors shall decide on the rules for handling share-related matters including the classifications of share certificates to be issued, change of name of holder of shares of record, buying shares in short of a Unit, and fees for handling all such share-related matters.

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS

(Convention and Place)

Article 10. The ordinary general meeting of shareholders of the Company shall be convened in June each year, and the extraordinary general meeting of shareholders shall be convened from time to time as deemed necessary.

② The general meetings of stockholders shall be convened in one of the wards (ku) in Tokyo.

(Convener and Chairman)

Article 11. The general meeting of shareholders of the Company shall be convened by the President based on a resolution of Board of Directors. The President shall preside over the general meeting of shareholders as its Chairman. In the case that the President is unable to so preside, one of the other directors shall convene the meeting and act as the Chairman in the order fixed in advance by the Board of Directors.

(Manner of Resolution)

Article 12. Except as otherwise required by the laws and ordinances, or the Articles of Incorporation, a resolution of general meetings of shareholders shall be adopted by a majority of the votes of the shareholders present thereat.

(Proxy Votes)

Article 13. A shareholder may authorize another shareholder of the Company, who is entitled to exercise his voting rights, to exercise the right to vote on his behalf. A shareholder of the Company who intend to exercise his voting rights by authorizing another shareholder of the Company shall deliver the Company the document certifying proxy assigned to another shareholder of the Company at each of the general meeting of shareholders prior to the meeting.

(Minutes)

Article 14. The gist of the process of the proceedings and the results of a general meeting of shareholders shall be recorded in a minutes, signed and sealed by the Chairman and the directors present.

CHAPTER IV
Directors and Board of Directors

(Number)

Article 15. The directors of the Company shall be not more than twelve (12) in number.

(Election)

Article 16. Directors shall be elected at a general meeting of shareholders.

② Shareholders holding in the aggregate not less than one-third (1/3) of the voting rights held by all shareholders must be present for election of directors.
Cumulative voting shall not be used for the election of directors

(Term of Office)

Article 17. Term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last settlement of accounts occurring within two years after the director's assumption of office.

(Representative Directors and Executive Directors)

Article 18. The director to represent the Company shall be elected by a resolution of the Board of Directors.

② The Board of Directors, by its resolutions, shall elect one Chairman of the Board and President of the Company, both serving concurrently as Board members.

(Remuneration)

Article 19. The remuneration payable to directors and retirement bonuses for special services payable to retiring directors shall be determined by a general meeting of shareholders.

(Notice of Convention of Board Meeting)

Article 20. Notice of convention of each meeting of the Board of Directors shall be sent to each director and each corporate auditor individually three days before the date set forth for such a meeting; provided, however, that the aforementioned period may be shortened in case of a meeting on urgent business.

② A Board of Directors' meeting may be convened without following the procedure to convene the meeting when there is a consensus among all directors and corporate auditors.

(Convener and Chairman)

Article 21. The Chairman of the Board shall convene the Board meeting and preside over it as its Chairman.. In the case that the Chairman of the Board is unable to so act because of an accident or the position being vacant, President, then another director shall convene the meeting and act as the Chairman in order fixed in advance by the Board of Directors.

(Manner of Resolutions)

Article 22. A resolution of a meeting of the Board of Directors shall be adopted by a majority of votes of the directors present thereat, provided that a majority of the directors shall be present thereat.

(Minutes)

Article 23. The gist of the process of the proceedings and the results of a meeting of the Board of Directors shall be recorded in a minutes, signed and sealed by the directors and the corporate auditors present.

(Regulations for the Board of Directors)

Article 24. Matters relating to the Board of Directors shall be governed by the regulations adopted by the Board of Directors.

(Waiver)

Article 25. According to the provisions of Article 266, Paragraph 12 of the Commercial Code, the Company, when the Board of Directors so decides, may relieve any of its directors (including former directors) of the liabilities with respect to the their acts as provided in the said article, paragraph 1, subparagraph 5 to the extent permitted under the laws and ordinances.

CHAPTER V
CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number)

Article 26. The corporate auditors of the Company shall be not more than six (6) in number.

(Election)

Article 27. Corporate auditors shall be elected at a general meeting of shareholders.

② Shareholders holding in the aggregate not less than one-third (1/3) of the voting rights held by all shareholders must be present for election of corporate auditors.

(Term of Office)

Article 28. The term of office of corporate auditors shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last settlement of accounts occurring within four years after their assumption of office.

(Standing Corporate Auditors)

Article 29. Standing corporate auditors shall be elected by mutual vote from among the corporate auditors in office.

(Remuneration)

Article 30. The remuneration payable to corporate auditors and retirement bonuses for special services payable to corporate auditors shall be determined by a general meeting of shareholders.

(Notice of Convention of Board of Corporate Auditors)

Article 31. Notice of convocation of meeting of the Board of corporate auditors shall be sent to each individual corporate auditor three days before the date set forth for such a meeting; provided, however, that the aforementioned period may be shortened in case of a meeting required on urgent business.

② A Board of Corporate Auditors' meeting may be convened without following the procedure to convene the meeting when there is a consensus among all corporate auditors.

(Convener and Chairman)

Article 32. The corporate auditor appointed in advance by Board of Corporate Auditors shall convene the meeting of the Board of Corporate Auditors and preside over it as its Chairman. This provision does not preclude the possibility of another corporate auditor to so convene the meeting and act in replacement of the Chairman when necessary.

(Manner of Resolutions)

Article 33. Except as otherwise provided by laws and ordinances, a resolution of the meeting of the Board of Corporate Auditors shall be adopted by a majority of votes of the corporate auditors.

(Minutes)

Article 34. The gist of the process of the proceedings and the results of a meeting of the Board of Corporate Auditors shall be recorded in a minutes, signed and sealed by all the corporate auditors present.

(Regulations for Board of Corporate Auditors)

Article 35. Matters relating to the Board of Corporate Auditors shall be governed by the regulations adopted by the Board of Corporate Auditors.

(Waiver)

Article 36. According to the provisions of Article 280, Paragraph 1 of the Commercial Code, the Company, when the Board of Directors so decides, may relieve any if its corporate auditors (including former corporate auditors) of the liabilities to the extent permitted under the laws and ordinances.

CHAPTER VI
ACCOUNTING

(Business Term)

Article 37. The business term of this Company shall constitute one year which shall begin on April 1 and end on March 31 of the following year.

(Distribution of Dividends)

Article 38. Dividends shall be paid to the shareholders and pledgees who are listed and /or recorded as such in the Register of Shareholders as of the close of business hours of March 31, of each year.

(Distribution of Interim Dividends)

Article 39. Interim dividends (distribution of money according to Article 293-5 of the Commercial Code. This definition shall apply to the same usage to appear hereinafter.) may be paid in any year to the shareholders and pledges who are listed and/or recorded in the Register of Shareholders as such as of the close of business hours of September 30, of each year.

(Period of Prescription)

Article 40. The Company shall be discharged of its liability to pay any dividend or interim dividend upon expiration of a three (3) year period after the date when the same becomes payable.

ADDENDA PROVISIONS

(Shares to be Issued upon Incorporation by Stock for Stock Exchange)

Article 1. The Company shall be incorporated by stock for stock exchange provided in the Article 364of Commercial Code.

② The total number of shares to be issued by the Company upon incorporation shall be 574,733,051 in common shares.

③ Notwithstanding paragraph 2 above, if the convertible bonds issued by Kawasaki Steel be converted to the common shares of Kawasaki Steel during the period from May 1, 2002 to the day before the date on which the said stock for stock exchange must take place, the total number of shares to be issued by the Company upon incorporation shall be the aggregate of each of the following two numbers, from which fractions not constituting a share are subtracted.

1. 3,407,165,634 shares x 75/1,000
2. (3,191,956,286 shares + the number of common shares issued through the conversion of the convertible bonds issued by Kawasaki Steel) x 100/1,000

(1st Business Term)

Article 2. Notwithstanding the provision of Article 37 hereunder, the first business term of the Company shall be from the date of its incorporation to March 31, 2003, .

(Term of Office of Directors and Corporate Auditors Upon Incorporation)

Article 3. Notwithstanding the provisions of Articles 17 and 28 hereunder, the term of office of the directors and corporate auditors appointed at the time of incorporation of the Company shall expire upon conclusion of the ordinary general meeting of the shareholders with respect to the last settlement of accounts within one year after their assumption of office.

[Notice to United States Investors]

The business combination referred to in this document (the "Transaction") involves securities of foreign companies. The Transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document has been prepared in accordance with foreign accounting standards that may not be comparable to similar financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since NKK and Kawasaki Steel Corporation are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

EXHIBIT 7

(The following is our translation of the original Japanese documents, prepared solely in accordance with Japanese law, and is being offered here for information purposes only.)

Summary Translation

June 26, 2002

To our shareholders:

Fumio Sudo
President and CEO
Kawasaki Steel Corporation
1-28, Kitahonmachi-dori 1-chome,
Chuo-ku, Kobe, Japan

Notice of Resolution of the 77th Ordinary General Meeting of Sharcholders(Excerpt)

We hereby inform you of the resolution of the 77th Ordinary General Meeting of Shareholders of Kawasaki Steel Corporation held today, as detailed below.

Matters to be reported:
Business report, balance sheet, and statement of income for the 77th business term ended March 31,2002: Each of the above items was reported.

Matters to be resolved:
Proposed resolution 1. Approval of proposal for disposition of deficit for the 77th business term: resolved.
Proposed resolution 2. Establishment of a wholly-owning parent company through stock-for-stock exchange(*Kabushiki-Iten*) :resolved.
Proposed resolution 3. Partial amendments to the Articles of Incorporation: resolved.
Proposed resolution 4. Election of thirteen (13) Directors: resolved.
Proposed resolution 5. Election of one (1) Corporate Auditor: resolved.
Proposed resolution 6. Presentation of retirement allowance to the one (1) retiring Director for his respective service: resolved.

Proposed Resolution No. 2: Establishment of a Wholly-owning Parent Company through Stock-for-Stock Exchange (*Kabushiki-Iten*)

The above proposal was approved and resolved in its original form that Kawasaki Steel Corporation (hereinafter "Kawasaki Steel") will establish a wholly-owning parent company "JFE Holdings, Inc." with NKK Corporation (hereinafter "NKK") through stock-for-stock exchange stated in Article 364 of the Commercial Code and that each of Kawasaki Steel and NKK will then become a wholly-owned subsidiary of JFE Holdings, Inc.
The same proposal was also approved and resolved at the ordinary general meeting of shareholders of NKK.

Main items regarding the establishment of the wholly-owning parent company through stock-for-stock exchange are as follows:

(1)Articles of Incorporation of the wholly-owning parent company to be established:

The content of the Articles of Incorporation of JFE Holdings, Inc. is set forth in the following section entitled Articles of Incorporation of JFE Holdings, Inc. (pages 4 through 10 hereof).

(2)Type and number of shares to be issued by the wholly-owning parent company to be established:

The type and number of shares to be issued by JFE Holdings, Inc. at the time of the stock-for-stock exchange shall be 574,733,051 shares of common stock.

It is provided, however, that the number of shares to be issued at the time of the stock-for-stock exchange shall be recalculated in accordance with the provisions of Paragraph 3 of Article 1 of Supplementary Provisions to the Articles of Incorporation of JFE Holdings, Inc. (page 10 hereof), should convertible bonds issued by Kawasaki Steel be converted to common stock from May 1, 2002 to the day immediately prior to the day on which the stock-for-stock exchange takes place.

(3)Allocation of shares to the shareholders of the two companies:

Shares in JFE Holdings, Inc. shall be allocated at the time of the stock-for-stock exchange to individual shareholders listed on the shareholder registries (including the *de facto* shareholder registries) of Kawasaki Steel and NKK at the close of the day immediately prior to the day of the stock-for-stock exchange, in the following ratios:

Kawasaki Steel shareholders shall receive 100 shares of the common stock of JFE Holdings, Inc. for 1,000 shares of the common stock of Kawasaki Steel that they hold.

NKK shareholders shall receive 75 shares of the common stock of JFE Holdings, Inc. for 1,000 shares of the common stock of NKK that they hold.

(4)Amounts of Capital Stock and Capital Stock Reserves of the wholly-owning parent company to be established:

1) Capital Stock: ¥100.0 billion
2) Capital Stock Reserves: The remainder of the capital stock amount set forth above being subtracted from an aggregate of net asset values of both Kawasaki Steel and NKK existing on the date of the stock-for-stock exchange.

(5)Date of the stock-for-stock exchange (timing of the stock-for-stock exchange):

The stock-for-stock exchange shall take place on September 26, 2002. Registry of establishment of JFE Holdings, Inc. shall be made on September 27, 2002.

These dates may be changed as mutually agreeable to Kawasaki Steel and NKK in light of the progress of the stock-for-stock exchange procedures.

(6)Directors and Corporate Auditors of the wholly-owning parent company to be established :

Directors of JFE Holdings, Inc. are six persons: Mr. Kanji Emoto, Mr. Yoichi Shimogaichi, Mr. Mr. Cho Otani, Mr. Tetsuo Miyazaki, Mr. Fumio Sudo, Mr. Shigeharu Dote.

Corporate Auditors of JFE Holdings, Inc. are 4 persons: Mr. Shinji Sakuwa, Mr. Takeo Hayashi, Mr. Aritsugu Tashiro, Mr. Toshikuni Nishinohara.

Mr. Aritsugu Tashiro and Mr. Toshikuni Nishinohara are external corporate auditors as defined in Paragraph 1 of Section 18 of the Law concerning Exceptional Rules of the Commercial Code with respect to Audits, etc. of Stock Corporation.

(7) Remuneration for directors and corporate auditors of the wholly-owning parent company to be established:

The remuneration payable to directors and corporate auditors of JFE Holdings, Inc. shall, in view of the aggregate remuneration values for those of the two companies and other conditions, be within ¥40 million per month total for directors and ¥15 million per month total for corporate auditors. At the time of the establishment, JFE Holdings, Inc. will have six directors and four corporate auditors.

(8) Accounting auditor for the wholly-owning parent company to be established:

The accounting auditor of JFE Holdings, Inc. is Shin Nihon & Co.

(9) Joint establishment:

Kawasaki Steel and NKK shall jointly establish JFE Holdings, Inc. as a wholly-owning parent company.

(Articles of Incorporation of JFE Holdings, Inc.)

ARTICLES OF INCORPORATION

JFE Holdings, Inc.

CHAPTER I
GENERAL PROVISIONS

(Company Name)

Article 1. The name of the Company shall be "JFE Holdings Kabushiki Kaisha".

② In English, it shall be referred to as "JFE Holdings, Inc."

(Purpose)

Article 2. The purpose of the Company shall be to control and manage the business activities of the companies, domestic and foreign, acquired through stock ownership and/or equity participation:

1. Manufacture and sales of iron and steel;
2. Manufacture and sales of ferroalloys, non-ferrous metals, and ceramics;
3. Mining, processing and sales of iron ore and other minerals;
4. Designing, manufacture, sales and repairs of various kinds of ships, vessels and construction vehicles;
5. Designing, manufacture, sales, and repairs of machines and equipment for industrial use including gas supply systems, steel products manufacturing plants, etc., and environmental hygienic service facilities such as waste disposal and/or water treatment systems, and all types of steel structures including bridges and steel skeletons, and provision of services as contractors therefor;
6. Planning, designing, and management of civil engineering and construction, and provision of services as contractors therefor.
7. Buying, selling, leasing, brokerage, and management of real estate, as well as planning, designing and management of urban development projects, and provisions of services as contractors therefore;
8. Production, processing and sales of raw materials for and chemical products such as tar, pitch, crude light oil, benzene, carbon products, synthetic resins, magnetic materials including iron oxide and ferrite, catalyst and chemical fertilizers;
9. Manufacture and sales of computers and their peripheral systems, components of electronic equipment;
10. Planning, development, sales, maintenance and management of information and communications systems, and participation in the communications industry;
11. Businesses pertaining to industrial and general waste treatments, and waste recycling;
12. Distribution of electric power;
13. Production and sales of gas;
14. Manufacture, sales and export/import of medical apparatuses, instruments and their accessories;
15. Management of facilities to be used for training, medical care, and sports, and management of parking lots, etc., and planning and administration of various special events, and provision of services as general travel agents;

16. Warehouse operations, security and guard services, and general leasing services;
17. Sales of technologies and know-how involved in any of the itemized activities listed above, research and development of technologies, and provision of services thereof;
18. All other business activities related to or incidental to any of the foregoing:

② The Company shall undertake loaning of money as its business.

③ The Company shall be able to do all other business activities related to or incidental to any of those listed in the foregoing paragraphs.

(Principal Office)

Article 3. The Company shall have its principal office located in Chiyoda-ku, Tokyo.

(Method of Public Notice)

Article 4. Public notices of the Company shall be made in the Nihon Keizai Shimbun (Daily Japan Economic News).

CHAPTER II

(Total Number of Shares to be Issued)

Article 5. Total number of shares to be issued by the Company shall be 2,298 million; provided that, in a case where any shares have been retired, the total number of shares to be issued by the Corporation shall be reduced by the number of such retired shares.

(Number of Shares as a Unit, and Non-Issuance of Shares in Short of a Unit)

Article 6. One hundred shares of the Company shall constitute a Unit.

② The Company shall not issue a share certificate representing the shares in short of a Unit (hereinafter referred to as "shares in short of a unit").

(Record Date)

Article 7. The Corporation shall determine the shareholders entitled to exercise the rights of shareholders with respect to the ordinary general meeting of shareholders concerning the settlement of accounts for the last business term to be the shareholders with voting rights whose names are listed and/or recorded in the Register of Shareholders (including the Register of Beneficial Shareholders. The same definition shall apply to all subsequent provisions.) as of the close of business hours of March 31 of that business term.

② In addition to the foregoing, when necessary, the Corporation shall determine the shareholders or pledges, entitled to any rights thereof to be the shareholders or pledges whose names are listed and/or recorded in the Register of Shareholders as of the close of business hours of a specific date, upon giving advance public notice to that effect.

(Transfer Agent)

Article 8. The Company shall appoint a transfer agent to handle in its behalf matters relating to its shares.

② The Board of Directors shall designate by its resolution, the transfer agent andits business office.

③ The Company shall have its Register of Shareholders kept at the place of business of the transfer agent, and make the transfer agent solely responsible for handling matters pertaining to the shares, including changes of name of holder of shares of record, and buying shares in short of a Unit, and all other matters pertaining to the shares. The Company shall not handle any of these matters.

(Share-related Matters)

Article 9. The Board of Directors shall decide on the rules for handling share-related matters including the classifications of share certificates to be issued, change of name of holder of shares of record, buying shares in short of a Unit, and fees for handling all such share-related matters.

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS

(Convention and Place)

Article 10. The ordinary general meeting of shareholders of the Company shall be convened in June each year, and the extraordinary general meeting of shareholders shall be convened from time to time as deemed necessary.

② The general meetings of stockholders shall be convened in one of the wards (ku) in Tokyo.

(Convener and Chairperson)

Article 11. The general meeting of shareholders of the Company shall be convened by the President based on a resolution of Board of Directors. The President shall preside over the general meeting of shareholders as its Chairman. In the case that the President is unable to so preside, one of the other directors shall convene the meeting and act as the Chairman in the order fixed in advance by the Board of Directors..

(Manner of Resolution)

Article 12. Except as otherwise required by the laws and ordinances, or the Articles of Incorporation, a resolution of general meetings of shareholders shall be adopted by a majority of the votes of the shareholders present thereat.

(Proxy Votes)

Article 13. A shareholder may authorize another shareholder of the Company, who is entitled to exercise his voting rights, to exercise the right to vote on his behalf. A shareholder of the Company who intend to exercise his voting rights by authorizing another shareholder of the Company shall deliver the Company the document certifying proxy assigned to another shareholder of the Company at each of the general meeting of shareholders prior to the meeting.

(Minutes)

Article 14. The gist of the process of the proceedings and the results of a general meeting of shareholders shall be recorded in a minutes, signed and sealed by the Chairman and the directors present.

CHAPTER IV
Directors and Board of Directors

(Number)

Article 15. The directors of the Company shall be not more than twelve (12) in number.

(Election)

Article 16. Directors shall be elected at a general meeting of shareholders.

② Shareholders holding in the aggregate not less than one-third (1/3) of the voting rights held by all shareholders must be present for election of directors.
Cumulative voting shall not be used for the election of directors

(Term of Office)

Article 17. Term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last settlement of accounts occurring within two years after the director's assumption of office.

(Representative Directors and Executive Directors)

Article 18. The director to represent the Company shall be elected by a resolution of the Board of Directors.

③ The Board of Directors, by its resolutions, shall elect one Chairman of the Board and President of the Company, both serving concurrently as Board members.

(Remuneration)

Article 19. The remuneration payable to directors and retirement bonuses for special services payable to retiring directors shall be determined by a general meeting of shareholders.

(Notice of Convention of Board Meeting)

Article 20. Notice of convention of each meeting of the Board of Directors shall be sent to each director and each corporate auditor individually three days before the date set forth for such a meeting; provided, however, that the aforementioned period may be shortened in case of a meeting on urgent business.

② A Board of Directors' meeting may be convened without following the procedure to convene the meeting when there is a consensus among all directors and corporate auditors.

(Convener and Chairman)

Article 21. The Chairman of the Board shall convene the Board meeting and preside over it as its Chairman. In the case that the Chairman of the Board is unable to so act because of an accident or the position being vacant, President, then another director in the order fixed in advance by the Board of Directors.

(Manner of Resolutions)

Article 22. A resolution of a meeting of the Board of Directors shall be adopted by a majority of votes of the directors present.

(Minutes)

Article 23. The gist of the process of the proceedings and the results of a meeting of the Board of Directors shall be recorded in a minutes, signed and sealed by the directors and the corporate auditors present.

(Regulations for the Board of Directors)

Article 24. Matters relating to the Board of Directors shall be governed by the regulations adopted by the Board of Directors.

(Waiver)

Article 25. According to the provisions of Article 266, Paragraph 12 of the Commercial Code, the

Company, when the Board of Directors so decides, may relieve any of its directors (including former directors) of the responsibilities with respect to the their acts as provided in the said article, paragraph 1, subparagraph 5 to the extent permitted under the laws and ordinances.

CHAPTER V
CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number)
Article 26. The corporate auditors of the Company shall be not more than six (6) in number.

(Election)
Article 27. Corporate auditors shall be elected at a general meeting of shareholders.

② Shareholders holding in the aggregate not less than one-third (1/3) of the voting rights held by all shareholders must be present for election of corporate auditors.

(Term of Office)
Article 28. The term of office of corporate auditors shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last settlement of accounts occuring within four years after their assumption of office.

(Standing Corporate Auditors)
Article 29. Standing corporate auditors shall be elected by mutual vote from among the corporate auditors in office.

(Remuneration)
Article 30. The remuneration payable to corporate auditors and retirement bonuses for special services payable to corporate auditors shall be determined by a general meeting of shareholders.

(Notice of Convention of Board of Corporate Auditors)
Article 31. Notice of convocation of meeting of the Board of corporate auditors shall be sent to each individual corporate auditor three days before the date set forth for such a meeting; provided, however, that the aforementioned period may be shortened in case of a meeting required on urgent business.

② A Board of Corporate Auditors' meeting may be convened without following the procedure to convene the meeting when there is a consensus among all corporate auditors.

(Convener and Chairman)
Article 32. The corporate auditor appointed in advance by Board of Corporate Auditors shall convene the meeting of the Board of Corporate Auditors and preside over it as its Chairman. This provision does not preclude the possibility of another corporate auditor to so convene the meeting and act in replacement of the Chairman when necessary.

(Manner of Resolutions)
Article 33. Except as otherwise provided by laws and ordinances, a resolution of the meeting of the Board of Corporate Auditors shall be adopted by a majority of votes of the

corporate auditors.

(Minutes)

Article 34. The gist of the process of the proceedings and the results of a meeting of the Board of Corporate Auditors shall be recorded in a minutes, signed and sealed by all the corporate auditors present.

(Regulations for Board of Corporate Auditors)

Article 35. Matters relating to the Board of Corporate Auditors shall be governed by the regulations adopted by the Board of Corporate Auditors.

(Waiver)

Article 36. According to the provisions of Article 280, Paragraph 1 of the Commercial Code, the Company, when the Board of Directors so decides, may relieve any if its corporate auditors (including former corporate auditors) of the responsibilities to the extent permitted under the laws and ordinances.

CHAPTER VI
ACCOUNTING

(Business Term)

Article 37. The business term of this Company shall constitute one year which shall begin on April 1 and end on March 31 of the following year.

(Distribution of Dividends)

Article 38. Dividends shall be paid to the shareholders and pledgees who are listed and /or recorded as such in the Register of Shareholders as of the close of business hours of March 31, of each year.

(Distribution of Interim Dividends)

Article 39. Interim dividends (distribution of money according to Article 293-5 of the Commercial Code. This definition shall apply to the same usage to appear hereinafter.) may be paid in any year to the shareholders and pledges who are listed and/or recorded in the Register of Shareholders as such as of the close of business hours of September 30, of each year.

(Period of Prescription)

Article 40. The Company shall be discharged of its liability to pay any dividend or interim dividend upon expiration of a three (3) year period after the date when the same becomes payable.

SUPPLEMENTARY PROVISIONS

(Shares to be Issued upon Incorporation by Stock for Stock Exchange)

Article 1. The Company shall be incorporated by stock for stock exchange provided in the Article 364of Commercial Code.

② The total number of shares to be issued by the Company upon incorporation shall be 574,733,051 in common shares.

③ Notwithstanding paragraph 2 above, if the convertible bonds issued by Kawasaki Steel be converted to the common shares of Kawasaki Steel during the period from May 1, 2002 to the day before the date on which the said stock for stock exchange must take place, the total number of shares to be issued by the Company upon incorporation shall be the aggregate of each of the following two numbers, from which fractions not constituting a share are substracted.

1. 3,407,165,634 shares x 75/1,000
2. (3,191,956,286 shares + the number of common shares issued through the conversion of the convertible bonds issued by Kawasaki Steel) x 100/1,000

(1st Business Term)

Article 2. Notwithstanding the provision of Article 37 hereunder, the first business term of the Company shall be from the date of its incorporation to March 31, 2003..

(Term of Office of Directors and Corporate Auditors Upon Incorporation)

Article 3. Notwithstanding the provisions of Articles 17 and 28 hereunder, the term of office of the directors and corporate auditors appointed at the time of incorporation of the Company shall expire upon conclusion of the ordinary general meeting of the shareholders with respect to the last settlement of accounts within one year after their assumption of office.

【Notice to United States Investors】

The business combination referred to in this document (the "Transaction") involves securities of foreign companies. The Transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document has been prepared in accordance with foreign accounting standards that may not be comparable to similar financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Kawasaki Steel Corporation and NKK Corporation are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign country for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.